SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the nine months ended September 30, 2010

Management Discussion and Analysis of Financial Position and Operating Results

We are a silver resource company with a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  Our strategic focus is on optimizing production of silver from our Pirquitas mine and on advancing our other principal projects, including San Luis, Pitarrilla, Diablillos, Snowfield, Brucejack and San Agustin. In aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company.  Certain of our projects also contain significant gold resources. We will grow our business through development of core projects and monetize others to support our funding requirements.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the nine months ended September 30, 2010 and 2009 is prepared as of November 3, 2010 and is intended to supplement the unaudited interim consolidated financial statements for the nine months ended September 30, 2010, and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A should also be read in conjunction with the audited consolidated financial statements, and the related notes thereto, for the year ended December 31, 2009 prepared in accordance with Canadian GAAP; the MD&A for the year ended December 31, 2009, and the most recent Form 20-F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  All dollar amounts referred to in this MD&A are expressed in U.S. dollars except where indicated otherwise.  We direct investors to the section “Risks and Uncertainties” and to page 23 for a cautionary statement on forward-looking information and non-GAAP financial performance measures included within this MD&A. Additional information relating to us is available free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

•
On October 28, 2010, we entered into an agreement whereby our wholly owned Snowfield and Brucejack properties in northern British Columbia would be sold to Pretium Resources Inc.(“Pretium”) subject to certain closing conditions for total consideration of C$450 million consisting of a minimum of C$215 million cash and the balance in common shares of Pretium, valued at the offering price of such shares under an initial public offering (“IPO”) being undertaken by Pretium.  Our ownership in Pretium is expected to be less than 50% ownership following Pretium’s proposed initial public offering.  Pretium Resources is a company formed to acquire and explore precious metals projects led by former Silver Standard President and CEO Robert Quartermain.

•	Net loss of $7.5 million (September 30, 2009 - $0.1 million) or $0.10 per share (September 30, 2009 - $Nil per share).

•	At Pirquitas we milled 320,174 tonnes of ore with silver grades of 283 grams/tonne at recoveries of 66.3% and produced a total of 1,932,978 ounces of silver and sold 2,316,447 ounces.

•
Pirquitas mined a continuous feed of sulphide ores in September, recoveries are being achieved at designed rates; commissioning of the gravity pre-concentration circuit commenced near quarter-end and initial indications are the process is operating as expected; both achievements confirm the processing concept for silver recovery.

•	Earnings from mine operations of $10 million comprising:

o	Revenue of $41.6 million;
o	Cost of sales of $25 million, and
o	Non-cash depletion, depreciation and amortization of $6.6 million

•	We incurred exploration expenditures of $26.6 million (September 30, 2009 - $12.6 million) to advance our other key properties during the third quarter. Significant expenditures included:

o	$1.2 million at the San Luis Project in Peru (September 30, 2009 - $1.7 million);

o	$9.8 million at the Pitarrilla Project in Mexico (September 30, 2009 - $1.0 million);

o	$6.6 million at the Brucejack Project in Canada (September 30, 2009-$nil); and

o	$5.5 million at the Snowfield Project in Canada (September 30, 2009 - $8.8 million).

NON-GAAP FINANCIAL AND OPERATING PERFORMANCE MEASURES
(thousands of dollars, except production data and per share amounts)

We use the non-GAAP measures of cash production cost per ounce of silver, cash operating cost per ounce of silver and total cost per ounce of silver to manage and evaluate operating performance.  Although these measures are widely reported in the silver mining industry as benchmarks for performance, they do not have a standardized meaning and are non-GAAP measures.  We believe that these measures, in addition to GAAP measures, will be used by investors to evaluate our performance and future ability to generate cash flows.

The following table sets forth selected financial and operating data from our consolidated financial statements and should be read in conjunction with those statements:

	Three months ended (1)	Nine months ended (1)
	30-Sep-10	30-Sep-10
Production Data

Tonnes milled	320,174	942,210
Silver head grade (grams/tonne)	283	222
Silver recoveries	66.3%	62.0%
Silver produced (ounces)	1,932,978	4,234,702
Silver sold (ounces)	2,316,447	4,311,259

Revenues (000s) (2)	$41,557	$67,179

Average realized silver price (per ounce)	$19.43	$18.66
Average London spot silver price (per ounce)	$18.96	$18.07

Cash cost per ounce of silver (3)

Cash production cost$10.42$13.05
Cash operating cost	$16.94	$19.27
Total cost	$20.76	$24.04

(1) The Pirquitas mine in Argentina commenced production on December 1, 2009. As a result, comparatives for the third quarter of 2009 are not applicable.
(2) Revenues are reported net of deductions, treatment and refining charges.
(3) The calculation of cash production cost, cash operating cost and total cost per ounce of silver is net of by-product sales of $28,000 for the three months ended September 30, 2010 and $607,000 for the nine months ended September 30, 2010. See page 24, "Non-GAAP Financial Performance Measures".

The following table provides a reconciliation to cost of sales, as reported in our Consolidated Statement of Earnings (Loss):

Cash and Total Cost per Ounce Reconciliation
	Three months ended		Nine months ended
	September 30, 2010		September 30, 2010
	$(000)	$/oz.	$(000)	$/oz.

Cost of sales per consolidated financial statements	24,940	12.90	56,067	13.24
Inventory adjustments	(4,801)	(2.48)	(811)	(0.19)
Cash production costs (1)	20,139	10.42	55,256	13.05
Deductions, treatment, refining and transport charges	8,957	4.63	18,280	4.32
Royalties and export taxes	3,639	1.88	8,053	1.90
Cash operating costs	32,735	16.94	81,589	19.27
Depletion, depreciation and amortization	6,594	3.41	19,441	4.59
Depletion, depreciation and amortization in inventory adjustments	517	0.27	(104)	(0.02)
Accretion of asset retirement obligation	288	0.15	858	0.20

Total costs	40,134	20.76	101,784	24.04

Silver production (ounces)	1,932,978		4,234,702

(1) Cash production costs are defined as direct costs incurred at the Pirquitas mine site.

REVIEW OF OPERATIONS

Pirquitas Mine, Argentina

We continue to see improved silver production at our Pirquitas Mine quarter over quarter in 2010 since the completion of the commission phase on December 1, 2009. With the increase in production and resulting silver sales, the Pirquitas mine reached an important milestone of being cash positive for the quarter. During the third quarter, we produced 1,932,978 ounces of silver, a 14% increase in production over the 1,692,466 ounces produced in the second quarter.   The improvement in production is due to improved grades and recovery.  During the third quarter, we processed 320,174 tonnes of ore at an average milling rate of 3,480 tonnes per day.  The ore contained silver head grades of 283 grams/tonne (an 18% increase over the prior quarter) and achieved recoveries of 66.3%, compared to silver head grades of 240 grams/tonne and recoveries of 63.7% during the second quarter.   Cash production cost in the third quarter was $10.42 per ounce compared to $11.27 per ounce in the second quarter; including deductions, treatment, refining charges, transport, royalties and export taxes, cash operating cost per ounce is $16.94 compared to $14.98 for the second quarter 2010, which reflects the higher treatment and refining costs due to higher concentrate sales versus produced ounces in the current quarter and lower sales than production in the second quarter.

Open pit mining continued to operate well with 3,920,000 tonnes (43,000 tonnes per day), which is consistent with the first two quarters of the year, and in line with the project design assumptions.

The mill feed during the third quarter consisted primarily of transitional ore until September when sulphide ore from the open pit was fed continuously into the process plant for the first time. This represents a key milestone for Pirquitas, as the pit sulphide ore represents the life of mine feed for the project.  The metallurgical response from the sulphide ore has been very good and overall silver recovery rates are achieving feasibility study expectations. Commissioning of the gravity pre-concentration stage commenced near quarter end, and the initial results appear very encouraging; the level of upgrading exhibited from the process is again in line with expectations. The two important achievements prove the processing concept for silver recovery at Pirquitas.

During the quarter we encountered zinc in the mined ore and produced 565,500 pounds of zinc from the  flotation facility in the third quarter.  With the continuous processing of sulphide ore now established, the zinc flotation circuit was  re-commissioned and we are now making separate silver and zinc concentrates again, and will continue to do so moving forward. We expect to produce 1.5 million pounds of zinc for the balance of the year to total 3.0 million pounds of zinc in 2010 as per our previous guidance.

The tin circuit is commissioned,  and despite being able to produce a high grade saleable gravity tin concentrate, the tin recovery is poor. Testwork is being conducted at a number of laboratories globally, with the objective to improve the tin recovery whilst maintaining a good final concentrate tin grade. As a result of the low tin recovery, tin production is now estimated at less than 100,000 pounds for 2010 compared to the previous estimate of 600,000 pounds.

The successful commissioning of the gravity pre-concentration stage has lifted the required crushing throughput rate from 4000tpd to 6000tpd, and the crushing circuit needs to be de-bottlenecked to consistently achieve the additional throughput. This is a temporary issue, as auxiliary crushed capacity has been sourced, if it is required, to ensure the full opportunity of the benefit of the gravity pre-concentration is realized.

We expect production for the full year of 2010 to be between 6.3 and 6.5 million ounces of silver at an average cash production cost of $11.50 to $12.00 per ounce of silver (net of by-product credits) and $17.00 to $17.50 per ounce cash operating costs.  The reduction in our fourth quarter estimate is primarily due to mill tonnage losses during commissioning the gravity pre-concentration circuit.  As a consequence of lower production and lower tin credits, our cost per ounce guidance has increased from our previous guidance of cash production cost per ounce of $10.00 and cash operating cost per ounce of $14.00. Please refer to the cautionary note regarding forward-looking statements and non-GAAP financial performance measures contained in this MD&A.

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina.  In July 2010, we filed a claim in provincial Argentina court for repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court.  An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts.

REVIEW OF PROJECTS

San Luis, Peru

During the quarter, a total of $1,175,000 was spent at the San Luis Joint Venture Project located in Ancash, Peru compared to $1,737,000 in the same quarter of the prior year. A feasibility study on placing the project into production was completed June 2010.

With the completion of the feasibility study, we have now vested a 70% interest in the San Luis Joint Venture.  The Joint Venture Committee is required  to consider and approve the feasibility study within no less than 3 months and no more than 6 months.  We have the right to increase our interest to 80% by placing the San Luis project in production. Our joint venture partner is Esperanza Silver Corporation.

During the quarter, we continued to negotiate long-term land access agreements, as well as completion of the environmental impact study and preparation for submission, and developing a strategy for project execution.

Pitarrilla, Mexico

During the quarter, a total of $9,847,000 was spent at the wholly-owned Pitarrilla Project located in Durango, Mexico compared to $980,000 in the same quarter of the prior year.  During the third quarter work continued on a feasibility study for the underground component of the Breccia Ridge Zone, the potential first phase of a staged underground and open pit development of Pitarrilla.  The study is expected to be completed early 2011.

Snowfield, Canada

During the quarter, a total of $5,541,000 was spent at the wholly-owned Snowfield Project located in northwestern British Columbia, Canada compared to $8,827,000 in the same quarter of the prior year.

During the quarter, we completed a 17,976 meter diamond drilling program, which was successful in expanding known mineralization to the south and southeast in an area of copper-dominant mineralization. (See August 26, September 30 and October 14, 2010 new releases for details).  Most of the newly defined mineralization is in areas previously classified as waste in the National Instrument 43-101 compliant Preliminary Assessment completed during the quarter and issued on September 13, 2010. The report, which did not include results from the 2010 drilling program, examined the benefits of a project combining the mineral resource from both Snowfield and the adjacent Brucejack property.

Brucejack, Canada

During the quarter, a total of $6,586,000 was spent at the wholly-owned Brucejack Project, which is adjacent to the Snowfield Project in northwestern British Columbia, Canada. During the quarter, a 33,100-meter diamond drill program was completed and was successful in expanding the Bridge Zone, which is host to  gold-silver porphyry-style mineralization, as well as expanding the high-grade Galena Hill and West Zones where high-grade gold and silver were first identified in the 2009 drill program.

On October 28, 2010, we entered into an agreement whereby the Snowfield and Brucejack properties in northern British Columbia would be sold to Pretium Resources, Inc. subject to certain closing conditions including Pretium raising the cash proceed in an IPO. Total consideration of C$450 million will consist of a minimum of C$215 million cash and the balance in common shares of Pretium.  Our ownership in Pretium is expected to be less than 50% ownership following Pretium’s proposed IPO.  Pretium Resources is a company formed to acquire and explore precious metals projects led by former Silver Standard President and CEO Robert Quartermain.

Diablillos, Argentina

During the quarter, a total of $727,000 was spent at the wholly-owned Diablillos silver-gold project located 275 kilometers south of the Pirquitas Mine in northwestern Argentina compared to $476,000 in the same quarter of the prior year. In addition, a preliminary metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos has been completed.

Engineering studies are currently underway to determine the optimal method of mining the deposit: underground or open pit. The indicated mineral resources now total 640,000 ounces of gold and 77.1 million ounces of silver, in addition to inferred mineral resources totaling 187,000 ounces of gold and 6.3 million ounces of silver.  These resources are based on a $10 recovered metal values cutoff, and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00, 40%). On completion of these studies, a preliminary economic assessment will be completed during the first quarter 2011 to test the potential economics of the project. Depending on the results of the preliminary economic assessment, a preliminary feasibility study will be undertaken.

San Agustin, Mexico

During the quarter, a total of $479,000 was spent at the wholly-owned San Agustin project located in Durango State, Mexico compared to $212,000 in the same quarter of the prior year.  A comprehensive geophysical program was completed to test for the source of the known mineralization at depth which modeling suggests may be potentially high-grade and breccia-hosted. We have completed an internal study to evaluate the heap leach potential for processing the oxide mineralization at San Agustin. The results to date have been encouraging, and future drilling will target expansion of the near surface oxides resources.  Metallurgical studies are currently ongoing. The San Agustin project hosts indicated mineral resources of 1.59 million ounces of gold and 47.9 million ounces of silver and inferred mineral resources of 1.06 million ounces of gold and 37.0 million ounces of silver.

Review of Quarterly Financial Results

For the three months ended September 30, 2010, we recorded a net loss of $7,500,000 ($0.10 per share) compared to a net loss of $95,000 ($0.00 per share) in the comparative quarter in 2009. For the nine months period ended September 30, 2010, we recorded a net loss of $30,336,000 ($0.39 per share) compared to a net loss of $4,067,000 ($0.06 per share) in the same period of the prior year. The following is a summary and discussion on the various components of income and expenses items compared to the prior year:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
	$(000)	$(000)	$(000)	$(000)

Revenue	41,557	-	67,179	-

Cost of sales	24,940	-	56,067	-
Depletion, depreciation and amortization	6,594	-	19,441	-

Earnings (Loss) from mine operations	10,023	-	(8,329)	-

For the three months period ended September 30, 2010, we recorded sales revenue of $41,557,000 on sales of 3,989 tonnes of silver concentrate containing 2,316,447 ounces of silver.  For the nine months period ended September 30, 2010, we recorded sales revenue of $67,179,000 on sales of 8,013 tonnes of silver concentrate containing 4,311,259 ounces of silver. We started production at our Pirquitas mine on December 1, 2009 and as a result, operating results are not applicable to the same periods of the prior year.

Cost of sales related to concentrate sold during the three months ended September 30, 2010 was $31,534,000, including non-cash depletion, depreciation and amortization for the period of $6,594,000.  Total inventory write-down for the three months ended September 30, 2010 included in cost of sales was $47,000. During the nine months ended September 30, 2010, cost of sales was $75,508,000, including non-cash depletion, depreciation and amortization for the period of $19,441,000 and inventory write-down of $11,057,000. The inventory write down for the nine months ended September 30, 2010 is attributed to our total cost per ounce of silver produced exceeding our average realized silver price which occurred primarily in the first quarter of 2010. We expect the total cost per ounce of silver to decline in the last quarter of 2010 as production continues to increase.

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
	$(000)	$(000)	$(000)	$(000)

General and administration	4,382	2,606	14,034	7,378
Stock-based compensation	2,289	1,247	6,347	4,770
Property examination and exploration	169	73	449	183
Reclamation and accretion	474	86	1,290	258
	7,314	4,012	22,120	12,589

General and administration expenses during the three months ended September 30, 2010 were $4,382,000 compared to $2,606,000 during the three months ended September 30, 2009. For the nine month period ended September 30, 2010, general and administration expense were $14,034,000 compared to $7,378,000 in the same period of the prior year. The increase in general and administrative expenses was the result of an increase in aggregate salaries and employee benefits related to hiring additional staff, bonuses, and recruiting costs as we hired additional staff to advance our projects.

Stock-based compensation expense during the quarter was $2,289,000 compared to $1,247,000 in the same quarter of 2009. For the nine months ended September 30, 2010, stock-based compensation expense was $6,347,000 compared to $4,770,000 in the same period of the prior year. Stock-based compensation expense is recognized over the vesting period of the options granted, the increase compared to the prior year was due to additional options awarded in December 2009 and options granted during the quarter to new employees.

Reclamation and accretion expense was $474,000 during the quarter compared to $86,000 in the same period of the prior year. For the nine month period ended September 30, 2010, reclamation and accretion expense was $1,290,000 compared to $258,000 in the same period of the prior year. The increase over the prior year is mainly attributed to higher accretion expense for the Pirquitas mine subsequent to commencing production and an upward revision of the reclamation liability estimate for Pirquitas in December 2009.

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
	$(000)	$(000)	$(000)	$(000)

Investment income	409	233	1,030	814
Foreign exchange (loss) / gain	(3,715)	2,932	(6,515)	4,598
Interest expense	(3,404)	-	(10,180)	-

	(6,710)	3,165	(15,665)	5,412

For the three months ended September 30, 2010, investment income was $409,000 compared to $233,000 in the same period of the prior year. For the nine month period ended September 30, 2010, investment income was $1,030,000 compared to $814,000 in the same period of the prior year. The increase in investment income is due to interest earned from the convertible debenture receivable.

Foreign exchange loss for the quarter was $3,715,000 compared to a gain of $2,932,000 in the same quarter of the prior year. For the nine month period ended September 30, 2010, foreign exchange loss was $6,515,000 compared to a gain of $4,598,000 in the same period of the prior year. Our main exposure to foreign exchange risk is related to our net monetary assets denominated in Canadian dollars and Argentinean pesos. The foreign exchange loss in the current quarter reflects the weakening of the Argentinean peso against the U.S. dollar. The foreign exchange gain in 2009 mainly reflected the strong Canadian dollar against the US dollar.

For the three months ended September 30, 2010, interest expense was $3,404,000 compared to $nil in the same period of 2009, which relates to interest and accretion expense on our convertible notes. For the nine month period ended September 30, 2010, interest expense was $10,180,000 compared to $nil in the same period of the prior year. Interest and accretion expense related to our convertible notes for the three and nine months ended September 30, 2009 of $3,273,000 and $9,625,000 was capitalized to construction in progress as Pirquitas was still in the construction phase.

Other income (expense) comprised the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
	$(000)	$(000)	$(000)	$(000)

Gain on sale of marketable securities	741	71	3,115	1,824
Gain on other investments	-	136	-	388
Unrealized gain (loss) on financial instruments
held-for-trading	(62)	158	(479)	141
Gain (loss) on sale of mineral property and
property, plant and equipment	(65)	-	13,073	167
Write down of mineral property	-	-	-	(377)
	614	365	15,709	2,143

During the three months ended September 30, 2010, we recognized a gain on sale of marketable securities and other investments of $741,000 compared to a gain of $71,000 in the same period of the prior year. During the nine months ended September 30, 2010, we recognized a gain on sale of marketable securities and other investments of $3,115,000 compared to a gain of $1,824,000 in the same period of the prior year.

Unrealized loss on financial instruments held-for-trading during the quarter was $62,000 compared to an unrealised gain of $158,000 in the same quarter of the prior year.  For the nine months period ended September 30, 2010, unrealized loss on financial instruments held-for-trading was $479,000 compared to an unrealised gain of $141,000 in the same period of the prior year. The unrealized loss is the result of revaluation of the conversion feature on our convertible debenture receivable.

During the three months ended September 30, 2010, we recorded a loss on sale of property, plant and equipment of $65,000 compared to $nil in the same period of 2009.  We recorded a gain on sale of mineral properties and property, plant and equipment of $13,073,000 during the nine months ended September 30, 2010 related to the gain on sale of our 100% interest in Silvertip property in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp, for an after-tax gain of $13,073,000.  During the quarter, we disposed of the Silvercorp common shares for a gain of $741,000.

During the nine months ended September 30, 2009, we allowed our mineral rights for the La Bandera project in Mexico and Veca project in Peru to lapse resulting in a $377,000 write-down of mineral properties to net loss. No similar write-down of mineral properties was recorded during nine months period ended September 30, 2010.

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
	$(000)	$(000)	$(000)	$(000)

Current income tax recovery (expense)	(3,564)	-	(5,662)	900
Future income tax recovery (expense)	(549)	387	5,731	67
	(4,113)	387	69	967

For the three months ended September 30, 2010, we recorded current income tax expense of $3,564,000 compared to $nil in the same period of 2009.  For the nine month period ended September 30, 2010, current income tax expense was $5,662,000 compared to a tax recovery of $900,000 in the same period of the prior year. The tax expense relates to export tax imposed by the Argentinean government for our silver concentrate sales during the period. During the first quarter of 2009, we finalized our tax filing related to the 2008 sale of the Shafter Silver project, which resulted in a reduction in our original estimate of income tax expense by $900,000.

Future income tax expense during the quarter was $549,000 compared to a recovery of $387,000 in the same quarter of the prior year.  For the nine month period ended September 30, 2010, future income tax recovery was $5,731,000 compared to expense future income tax recovery of $67,000 in the same period of the prior year. During the nine months ended September 30, 2010, we recognized a future income tax recovery of $5,519,000 in relation to reduction of future income tax liability arising from operating losses from Pirquitas mine operations during the period.

Selected Quarterly Data

	2010						2009								2008
(000s)	30-Sep		30-Jun		31-Mar		31-Dec		30-Sep		30-Jun		31-Mar		31-Dec
(Unaudited)

Revenue	41,557		14,091		11,531		5,442		-		-		-		-

Earnings (loss) from mine operations	10,023		(1,575)		(16,704)		(2,523)		-		-		-		-

Earnings (loss)	(7,500)	(1)	(15,199)	(2)	(7,637)	(3)	(9,126)	(4)	(95)	(5)	(1,374)	(6)	(2,598)	(7)	(14,312)	(8)

Basic and diluted earnings (loss) per share	(0.10)		(0.19)		(0.10)		(0.13)		(0.00)		(0.02)		(0.04)		(0.23)

Cash and cash equivalents	35,839		57,719		102,995		26,659		42,886		52,835		107,723		72,013

Total assets	828,812		816,421		837,452		749,925		718,259		653,622		650,512		567,905

Working capital	65,201		89,429		117,441		24,515		27,036		37,890		92,440		41,486

Long term convertible debt	116,275		114,387		112,553		110,739		109,027		107,320		105,690		104,046

(1)	Includes $2,289,000 non-cash stock based compensation expense, $4,382,000 general and administration expense,
$3,404,000 of interest expense on our convertible notes, $3,715,000 foreign exchange loss, and $4,113,000 income tax expense.
(2)	Includes $2,031,000 non-cash stock based compensation expense, $4,411,000 general and administration expense,
$3,422,000 of interest expense on our convertible notes, $2,293,000 foreign exchange loss, and $1,050,000 income tax expense.
(3)	Includes $16,704,000 of loss from mine operations, $2,207,000 non-cash stock based compensation expense, $3,354,000 of interest expense on our convertible notes, offset by $13,138,000 gain on sale of mineral property, $2,374,000 gain on sale of marketable securities and other investments and $6,072,000 of future income tax recovery.
(4)	Includes $2,523,000 of loss from mine operations, $2,113,000 write-down of other investments, $3,103,000 loss on sale of other investments,
$1,549,000 non-cash stock based compensation expense, offset by $3,341,000 future income tax recovery.
(5)	Includes $1,247,000 non-cash stock based compensation expense, $2,606,000 general and $2,932,000 of foreign exchange gain.
(6)	Includes $1,609,000 non-cash stock based compensation expense, $2,002,000 write-down in convertible debenture receivable, offset by
$2,701,000 of foreign exchange gain and $1,753,000 gain on sale of marketable securities.
(7)	Includes $1,914,000 non-cash stock based compensation expense, $1,035,000 of foreign exchange loss, offset by $1,602,000 recovery of other investments.
(8)	Includes $3,100,000 foreign exchange loss, $2,165,000 non-cash stock based compensation expense, $4,891,000 mark to market write-down of marketable securities and $1,733,000 of current income tax expense.

The changes in comparative results of operations on a quarter by quarter basis are primarily the result of fluctuations in the following areas: loss from mine operations, foreign exchange gain (loss), gain (loss) on sale of mineral property and property, plant and equipment, and gain (loss) on sale of marketable securities and other investments.

Sale of silver concentrate commenced in December 2009 resulting in revenues from the fourth quarter of 2009 onwards. The related cost of sales was $7,965,000 for the month ended December 31, 2009, $28,235,000 for the three months period ended March 31, 2010, $15,666,000 for the three months ended June 30, 2010 and $31,534,000 for the three months ended September 30, 2010.  We sold our Silvertip property during the first quarter of 2010 for total consideration of $14,957,000 resulting in an after-tax gain of $13,073,000.  We also sold marketable securities during the first and third quarter of 2010 for proceeds of $11,015,000 resulting in a gain of $3,115,000.

FINANCIAL POSITION AND LIQUIDITY

At September 30, 2010, we held $35,839,000 (December 31, 2009 - $26,659,000) in cash and cash equivalents and $19,525,000 (2009 - $17,863,000) in marketable securities.  Working capital at September 30, 2010 was $65,201,000 (December 31, 2009 - $24,515,000).

The increase in cash from December 31, 2009 to September 30, 2010 is mainly attributed to:

•	$107,758,000 raised in public offering in February;

•	$1,831,000 proceeds from options exercised;

•	$6,927,000 proceeds from the sale of the Silvertip project;

•	$11,015,000 proceeds from sale of marketable securities (including $8,578,000 for common shares received on the sale of Silvertip);

•	$1,408,000 proceeds from other;

        net of:

•	$42,931,000 spent at Pirquitas primarily on reducing construction related liabilities (including $5,549,000 spent on sustaining capital);

•	$15,216,000 of refundable value added taxes incurred;

•	$41,416,000 spent on mineral properties;

•	$6,210,000 for interest on convertible debenture; and

•	$14,034,000 spent on general and administration expenses.

As we continue to ramp up the production capacity at the Pirquitas mine, we may, from time-to-time, access the equity market or liquidate our non-core assets to finance our operations and advance our project pipeline.

Summary Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
	$(000)	$(000)	$(000)	$(000)

Cash generated (used) in operating activities	4,918	(5,677)	(18,788)	(19,073)
Cash generated by financing activities	915	47,906	109,589	142,865
Cash used in investing activities	(27,713)	(52,178)	(81,621)	(152,919)
Cash balance, beginning of period	57,719	52,835	26,659	72,013
Cash balance, end of period	35,839	42,886	35,839	42,886

Operating Activities

Cash flows generated from operations in the quarter were $4,918,000 compared to cash used in operations of $5,677,000 in the same quarter of the prior year. For the nine months ended September 30, 2010, cash flows used in operations were $18,788,000 compared to $19,073,000 in the same period of the prior year. We incurred a net loss during the quarter of $7,500,000 compared to $95,000 in the same quarter of the prior year.  We achieved positive cash flows from operations this current period primarily due to higher production and sales from Pirquitas. Productions costs were lower than previous periods due to continued optimization of production and improved silver prices enabled the mine to generate positive cash flows. This was in part offset by higher administration and corporate costs due to recruiting additional employees and bonus accruals for officers and employees during the quarter.

Financing Activities

During the nine months ended September 30, 2010, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000.  After deducting underwriting fees and offering expenses during the three and nine months ended September 30, 2010 of $152,000 and $6,631,000, net proceeds were approximately $107,758,000.

During the nine months ended September 30, 2009, we closed a public share offering of 8,823,529 common shares at a price of $17.00 per share, for aggregate gross proceeds of $150,000,000. After deducting underwriting fees and offering expenses during the nine months ended September 30, 2009 of $8,921,000, net proceeds were $141,079,000.

During the three and nine months ended September 30, 2010 and 2009, a total of 66,833 (2009 – 5,000) and 125,263 (2009- 133,000) shares were issued on the exercise of stock options for total proceeds received of $1,067,000 (2009 - $67,000) and $1,831,035 (2009 - $1,786,000).

Investing Activities

We spent $26,357,000 (2009 - $8,274,000) for exploration during the quarter.  For the nine months ended September 30, 2010, mineral property expenditures incurred were $41,416,000 compared to $16,941,000 in the same period of the prior year.
A summary of the exploration cash expenditures by mineral property follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
	$(000)	$(000)	$(000)	$(000)

Berenguela	1,291	119	2,046	438
Brucejack	6,586	-	10,658	-
Challacollo	385	6	690	334
Diablillos	727	476	1,436	1,317
Pitarrilla	9,847	980	15,873	3,552
San Agustin	479	212	946	332
San Luis	1,175	1,737	5,633	3,687
Snowfield	5,541	8,827	9,373	9,879
Other	547	224	1,685	858
Change in non-cash working capital	(221)	(4,307)	(6,924)	(3,456)
	26,357	8,274	41,416	16,941

The above table reflects cash expenditures incurred by property.  It does not include non-cash charges.

As construction of the mine was completed in December 2009, we do not anticipate any significant capital expenditure at Pirquitas other than sustaining capital expenditures.  The majority of the $5,106,000 spent in the three months ended September 30, 2010 and $42,931,000 spent in the nine months ended September 30, 2010 for property, plant and equipment was directed at reducing construction related liabilities.

During the three and nine months ended September 30, 2010, we incurred $4,828,000 and $15,216,000 in value added tax (“VAT”) primarily in Argentina related to the Pirquitas project compared to $6,681,000 and  $18,636,000 in the same periods of the prior year.  During the nine months ended September 30, 2010, we submitted our initial applications to the fiscal authorities to begin the process of recovering our VAT receivable, as we continue to export our concentrates to market, additional VAT applications will be submitted on an ongoing basis to recover the remaining balance of VAT receivable.

In February 2010, we completed the sale of our 100% interest in Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”).  Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, including 1,200,000 common shares of Silvercorp.  The sale resulted in an after-tax gain of $13,073,000 and initial cash proceeds of $6,927,000.  In the three months ended September 30, 2010 we disposed of the 1,200,000 common shares for cash proceeds of $8,578,000.

FINANCIAL INSTRUMENTS

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.

During the nine months ended September 30, 2010, we sold all of our concentrate production to one customer.  Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we have begun applying to the Argentinean government to recover our VAT.

Our maximum exposure to credit risk at September 30, 2010 is as follows:

	September 30	December 31
	2010	2009
	$(000)	$(000)

Cash and cash equivalents	35,839	26,659
Accounts receivable	16,482	6,238
Restricted cash	2,061	1,934
Convertible debenture receivable	6,331	5,606
Value added tax recoverable	66,912	54,095

	127,625	94,532

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

Contractual obligations

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at September 30:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	36,525	-	-	-	36,525
Asset retirement obligations	347	2,505	2,411	18,611	23,874
Long-term convertible note repayments *	-	138,000	-	-	138,000
Interest on convertible notes *	6,210	12,420	-	-	18,630
Capital expenditure commitments	303	1,047	-	-	1,350
Operating expenditure commitments	2,416	9,930	9,058	3,010	24,414
Minimum rental and lease payments	124	1,024	132	-	1,280
	45,925	164,926	11,601	21,621	244,073

* Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear an interest rate of
4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Our capital expenditure commitments relate to contracts entered into in the normal course of business for ongoing mining operations at our Pirquitas mine.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Market Risk

    i)   Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at September 30, our exposure to foreign exchange risk denominated in U.S. dollar is as follows:

	September 30, 2010
	Cash and cash equivalents and restricted cash	Convertible debenture	Value added tax recoverable	Accounts payable and accrued liabilities
	$	$	$	$

Canadian dollar	1,688	6,335	-	(8,342)
Mexican peso	451	-	33	(359)
Argentinean peso	4,717	-	66,879	(12,196)
Australian dollar	144	-	-	(12)
Peruvian soles	259	-	-	(1,820)

	7,259	6,335	66,912	(22,729)

During the three and nine months ended September 30, 2010, we recognized a foreign exchange loss of $3,715,000 (September 30, 2009 – gain of $2,932,000) and $6,515,000 (September 30, 2009 – gain of $4,598,000).  Based on the above net exposures at September 30, 2010, a 10% change in the above currencies against the U.S. dollar would result in $5,777,700 change in our net earnings.

    ii)    Interest Rate Cash Flow Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at September 30, 2010, the weighted average interest rate of our cash equivalents investment was 0.11%.  With other variables unchanged, a 1% change in the interest rate would result in a $434,000 (September 30, 2009 - $570,000) change in our net earnings.

    iii)   Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to material affect, internal control over financial reporting.

ADDITIONAL DISCLOSURES

Related Party Transactions

During the three and nine months ended September 30, 2010, we recorded administrative, technical services and expense reimbursements of $13,000 (September 30, 2009 - $38,000) and $44,000 (September 30, 2009 - $377,000) from companies related by common directors or officers.  At September 30, 2010, accounts receivable include $4,000 (December 31, 2009 - $35,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2009 audited annual consolidated financial statements.  A discussion of the critical accounting estimates and assumptions that management has made and how they affect the amounts reported in the consolidated financial statements is included in our Management Discussion & Analysis for the year ended December 31, 2009.  These estimates include:

•	mineral resources and reserves;

•	the recoverability of the carrying value of mineral property costs;

•	the carrying value of the reclamation liability;

•	income and resource taxes;

•	the carrying value of other investments;

•	the valuation of stock-based compensation; and

•	the assumptions used in determining the reclamation liability.

Changes in Accounting Policies

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” on a prospective basis.  The adoption of these standards did not have a material impact on our consolidated financial statements other than the presentation of non-controlling interest within shareholders’ equity on the balance sheet.

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  The adoption of these amendments did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

Effective January 1, 2011, our primary basis of accounting will change to International Financial Reporting Standards.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011.  This includes a requirement to present comparative financial information in accordance with IFRS for 2010.  Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The following table provides a summary of our changeover plan, the key activities involved, and the current status of these tasks:

Key Activities	Current Status
Financial Reporting
•Analyze and select accounting policies where alternatives are permitted, including IFRS 1 elections

•Quantify key differences for opening balance sheet

•Identify and quantify impact on taxation

•Prepare IFRS consolidated financial statements, including IFRS 1 reconciliations

•Quantify key differences for 2010 quarterly comparatives

•Company has completed selection of accounting policies and IFRS 1 elections, pending approval.

•Quantification of key differences for opening balance sheet is in progress (see below).

•We have completed a preliminary quantification of tax impacts, pending finalisation of the opening balance sheet.

•Draft consolidated financial statement disclosures  completed

•IFRS 1 reconciliations drafted and awaiting completion of final quantification of differences

•Quantification of key differences for comparatives is in progress.

Training •Provide technical training to key finance personnel and accounting personnel at all site locations	•Training program complete including Audit Committee members, and sufficient internal expertise available •Specific training will be provided on an as-needed basis during 2010 and 2011
Business Activities •Assess impact of conversion on budgeting and forecasts	•Planning is underway
Control Environment •Maintain effective controls throughout the IFRS conversion process •Revise control environment for changes in processes and controls as a result of transition to IFRS	•Controls have been maintained through the conversion process •Assessment of controls surrounding IFRS conversion process regarding SOX compliance is underway
Financial Information Systems
•Determine and implement solution for capturing IFRS information throughout 2010 while still reporting in Canadian GAAP (i.e. for comparative period)
•Identify impact on financial systems and changes required

•IFRS information will be maintained on spreadsheets through 2010 for opening balances and comparatives.

•Our system for recording stock based compensation expense has had an IFRS module implemented

•No additional system requirements needed at current time

As at September 30, 2010, we have completed our scoping, planning, design, solution development and implementation.

We have identified key areas where changes in accounting policy are required on our transition from Canadian GAAP to IFRS listed below.  This list is intended to highlight the areas that we have determined to be the most significant and should not be regarded as a complete list of changes that will result from the transition to IFRS.  We have not yet determined the impact of these changes on our consolidated statement of income (loss), consolidated balance sheet, or cash flow statement and will only be reporting quantified differences once approved by the Audit Committee.

First-time adoption of IFRS

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis.  IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal.  The most significant IFRS optional exemptions which we are expected to apply are:

Exemption	Summary of exemption and decision
IFRS 2, Share-based payments	Full retrospective application is avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.
IFRS 3, Business Combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.
IAS 21, Cumulative Translation Differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.
IAS 23, Borrowing Costs	This exemption allows a first time adopter to apply IAS 23(revised) from the date of transition to IFRS for all qualifying assets for which the capitalization start date is on or after that date.
IFRIC 1, Decommissioning liabilities	This exemption allows a first time adopter to utilize a more straightforward methodology for measuring the liability and cost of the related asset.
Fair value as deemed cost	An entity can elect to measure an asset at the date of transition to IFRS at its fair value, and use that fair value as its deemed cost at that date.

Functional currency and foreign currency exchange translation

Canadian GAAP requires an entity to determine the functional currency of the parent company and then determine whether a subsidiary is an integrated or self-sustaining entity. This determination dictates the method of foreign exchange translation for the consolidated financial statements.

IFRS requires functional currency to be assessed independently for each entity within a consolidated group and introduces the concept of primary and secondary factors.

This difference of approach resulted in differences for three of our subsidiaries, which will have an impact on foreign exchange gains or losses recognized in income and equity. Further, we have elected to apply the exemption above, such that the cumulative translation account will be reclassified to retained earnings on the date of transition.

Income Taxes

There are a number of GAAP differences related to income taxes, the most significant being the calculation of temporary differences on non-monetary items and the initial recognition exemption on an asset acquisition.

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are denominated and then converted to the accounting presentation currency at the current rate.  IFRS requires that deferred taxes be determined in an entity’s functional accounting currency.  The different treatment under IFRS results in a measurement difference for deferred taxes on monetary items where an entity’s tax and accounting functional currencies differ.  This GAAP difference has impacted several of our subsidiaries.

IFRS provides an initial recognition exemption such that a deferred tax asset or liability is not recognized in the event it arises from initial recognition of an asset or liability acquired outside of a business combination.  This exemption does not exist in Canadian GAAP.

Fixed assets at deemed cost

We have made a preliminary determination that it is appropriate to elect that the fair value of all the assets relating to the Pirquitas mine be the deemed cost upon transition to IFRS. We are in the process of finalising the quantification of the fair value; any difference between the carrying amounts under Canadian GAAP and the IFRS deemed cost will be taken to retained earnings at the transition date.

Asset Impairment

Both Canadian GAAP and IFRS require an entity to undertake impairment testing where there is an indication of impairment. Annual impairment tests are required for goodwill and indefinite-lived intangible assets.

Canadian GAAP provides a two-step approach to testing a long-lived asset for impairment if an indication of impairment exists.  The first step is a test for recoverability whereby the carrying value is compared to the undiscounted cash flows that the asset is expected to generate.  If the undiscounted cash flows exceed the carrying amount, then no impairment charge is necessary.  If the undiscounted cash flows are lower than the carrying amount of the asset, then the asset is written down to the estimated fair value, determined based on the discounted cash flows.

Under IFRS, if there is an indication of impairment the entity must compare the carrying value of the asset or cash generating unit (“CGU”) to the recoverable amount.  Recoverable amount is defined as the higher of an asset or CGU’s fair value less costs to sell and its value in use.  Value in use is the present value of the future cash flows expected to be derived from an asset or CGU.  An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount.  Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if the circumstances leading to the impairment no longer exist.

We have assessed impairment indicators under IFRS as at the date of transition for all of our exploration projects and concluded that there were no such indicators, which was consistent with Canadian GAAP.

Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on the use of management’s best estimate of the expenditures required to settle the obligation.  The recognition principle is also broadened with the implementation of IFRS, which requires that a liability be recorded if there is a legal or constructive obligation, where Canadian GAAP requires a liability to be recognized when there is a legal obligation.These GAAP difference have not had a significant impact on our estimates.

The discount rate used to determine the present value of the expenditures for Canadian GAAP is the credit-adjusted risk free rate for the entity.  IFRS requires the use of a discount rate that reflects the risks specific to the liability.

In accordance with Canadian GAAP, our provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation.  IFRS requires the re-measurement of the liability at each reporting date.  Although this calculation will occur more frequently, it will result in a simplification of the process due to the removal of the layering effect under Canadian GAAP. We are in the process of finalising the appropriate discounted cash flows to assess the potential impact on the consolidated financial statements.

Convertible notes

Under Canadian GAAP the convertible notes were considered to have an embedded share purchase option which was valued separately from the debt component and the value attributed to shareholders’ equity. Following assessment of the terms of the convertible notes under IFRS it was concluded that the embedded share purchase option should be classified as a derivative liability. This change in accounting methodology impacts the classification and measurement of the instrument.

We have not yet determined the full impact of this change on our consolidated financial statements.

Share based payments

Canadian GAAP requires that share based payments are measured at fair value and an expense recorded over the vesting period of the instrument. Our accounting policy under IFRS is largely consistent with Canadian GAAP except for the initial inclusion of a forfeiture rate in the fair value estimation, and small changes to the initial valuation of tranches of options that vest over different periods. We have not yet determined the impact of these changes on our consolidated financial statements.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at November 3, 2010, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price C$	Remaining Life (years)
Capital stock	78,977,842
Stock options	5,371,069	$10.50 - $40.62	0.22 - 9.88
Fully diluted	84,348,911

RISKS AND UNCERTAINTIES

We are a company focused on operating and producing silver from our Pirquitas mine and on advancing our other exploration projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this MD&A and are discussed in detail in our MD&A for the year ended December 31, 2009.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The proven and probable reserves and the measured and indicated and inferred resources set forth by us are estimates and there is no certainty that the proven and probable reserves or the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce our estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in U.S. and Canadian dollars, any increase in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds and investments in Canadian dollars.

Argentina Export Tax

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, we filed a claim in provincial Argentina court for repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court.  An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts.

Production Risk

We prepare estimates of future production for the Pirquitas mine.  We cannot give any assurance that it will achieve its production estimates.  Actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND NON-GAAP PERFORMANCE MEASURES

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”) concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production and cost estimates for the Pirquitas Mine;

•	uncertainty of production at our mineral exploration properties;

•	risks and uncertainties associated with new mining operations, including start-up delays and operational issues;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	commodity price fluctuations;

•	our history of losses and expectation of future losses;

•	recent market events and conditions;

•	risks related to general economic conditions;

•	risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

•	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change, could result in increased operating costs;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties and surface rights;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	risks related to estimates of future income tax assets and liabilities;

•	risks related to claims and legal proceedings;

•	our ability to maintain adequate internal control over financial reporting; and

•	our potential classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

•	Pretium's ability to raise sufficient funds in its IPO in order to complete the acquisition of the Snowfield and Brucejack projects.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A.  For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the discussion under “Non-GAAP Financial Performance Measures” on page 2 of our MD&A.

In this MD&A, we use the terms introducing “Cash production cost per ounce”, “Cash operating cost per ounce” and “Total cost per ounce”.  Cash production cost per ounce is used as a measure of cash production costs incurred at the mine site before any deductions related to concentrate sales.  This measure is used by management to measure the performance of plant and mill operations and we believe it is a useful measure to investors during our early stages of production.  This measure is then adjusted for deductions, treatment, refining charges, royalties, transportation and export taxes to arrive at cash operating cost per ounce.  This measure is commonly used within the industry and we believe provides investors with valuable information regarding our performance.  Cash operating cost is aggregated with depletion, depreciation and amortization to arrive at the total cost per ounce, which provides investors with the total cost of producing an ounce of silver, which we believe to be a valuable measure for determining our future profitability. The inclusion of these measures are meant to provide additional information; however, these should not be used as a substitute for performance measures in accordance with GAAP as these are not necessarily standard and may differ among companies within the industry.

For additional information related to these non-GAAP performance measures, please refer to page 2 in the Non-GAAP Financial Performance Measures section of this MD&A.